Modiv Inc.
120 Newport Center Drive
Newport Beach, California 92660

May 26, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Catherine De Lorenzo

Re:	Modiv Inc.
Registration Statement on Form S-3
File No. 333-263985
Request for Acceleration

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Modiv Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated to 12:00 p.m., Eastern Time, on May 31, 2022, or as soon as practicable thereafter.

Please contact Lauren Prevost of Morris, Manning & Martin, LLP via telephone at (404) 504-7744 or via e-mail at lprevost@mmmlaw.com with any questions you may have. In addition, please notify Ms. Prevost when this request for acceleration has been granted.

Sincerely,

Modiv Inc.

/s/ Aaron S. Halfacre
		Name:	Aaron S. Halfacre
		Title:	President and Chief Executive Officer

cc:	Raymond J. Pacini
John Raney, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.